Exhibit 99.1


                 ELSCINT LTD. REPORTS THIRD QUARTER 2004 RESULTS


      Tel Aviv, Israel - November 29, 2004- Elscint Ltd. (NYSE: ELT), a subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today announced its results for the third quarter of 2004 and for the nine month period ended September 30, 2004.


Third Quarter Results
---------------------

      Consolidated revenues for the third quarter of 2004 were NIS 72.3 million ($16.1 million) compared to NIS 59.9 million reported in the corresponding quarter last year.

      Revenues from operating and managing hotels increased to NIS 51.1 million ($11.4 million) compared to NIS 47.6 million in the corresponding quarter last year. This increase is attributable mainly to: (i) an increase in revenues from hotels in the UK and from an apartment hotel in Romania, (ii) an increase in revenues of the Astrid Park Plaza Hotel in Antwerp, Belgium related to the opening of the Aquatopia attraction and (iii) the devaluation of the NIS against the Euro and the British Pound, which resulted in an increase in reported NIS revenues.

      Revenues from operations of the Arena entertainment and commercial center in Herzlia, Israel ("the Arena") increased to NIS 18.0 million ($4.0 million) compared to NIS 8.9 million in the corresponding quarter last year. This increase is primarily due to the Arena being in full-scale operation during the third quarter of 2004, as opposed to its partial operation during the corresponding quarter of the prior year.

      Revenues from hotel leasing for the third quarter of 2004 were NIS 3.3 million ($0.7 million) compared to NIS 3.4 million in the corresponding quarter last year.

      Gross profit for the third quarter of 2004 was NIS 20.1 million ($4.5 million) compared to NIS 19.4 million in the corresponding quarter last year. This increase is attributable to improved efficiencies in the hotel segment, which was offset in part by the result of the Arena in the third quarter of 2004.

      Operating loss for the third quarter of 2004 was NIS 4.6 million ($1.0 million) compared to NIS 6.2 million for the corresponding quarter last year. This decrease is the net result of an increase in gross profit and a decrease in general and administrative expenses, which were offset in part by an increase in selling and marketing expenses attributable to the operations of the Arena and an increase in hotel depreciation, amortization and other operational expenses.

      Loss from continuing operations for the third quarter of 2004 was NIS 23.1 million ($5.2 million), or NIS 1.39 ($0.31) basic loss per share, compared to NIS 4.4 million, or NIS 0.27 basic loss per share, for the corresponding quarter last year. This increase is attributable mainly to: (i) an increase in finance expenses, net, to NIS 12.3 million ($2.7 million), from NIS 1.3 million in the corresponding quarter of last year, due to exchange rates and CPI fluctuations, and (ii) an increase in other expenses, net, to NIS 3.4 million ($0.8 million), primarily due to impairment of fixed assets, from other income, net, of NIS 1.0 million for the corresponding quarter last year.

      Net income from discontinuing operations for the third quarter of 2004 was NIS 4.0 million ($0.9 million), or NIS 0.24 ($0.05) basic earnings per share, as compared to a loss of NIS 2.3 million or NIS 0.14 basic loss per share, for the corresponding quarter last year. This income is the result of collection of accounts receivables that were previously written off, as well as exchange rate fluctuations of the NIS against the US Dollar with respect to monetary assets and liabilities related to discontinuing operations.

      Loss for the third quarter of 2004 was NIS 19.2 million ($4.3 million), or NIS 1.15 ($0.26) basic loss per share, as compared to NIS 6.8 million, or NIS
0.41 basic loss per share, for the corresponding quarter last year.


Nine-Month Results
------------------

      Consolidated revenues for the nine month period ended September 30, 2004, were NIS 211.3 million ($47.1 million) compared to NIS 145.5 million reported in the corresponding period last year.

      Revenues from operating and managing hotels increased to NIS 160.3 million (US$ 35.8 million) as compared to NIS 126.0 million in the corresponding period last year. This increase is attributable mainly to: (i) an increase in revenues from hotels in the UK and from an apartment hotel in Romania, (ii) an increase in revenues of the Astrid Park Plaza Hotel in Antwerp, Belgium related to the opening of the Aquatopia attraction, and (iii) the devaluation of the NIS against the Euro and the British Pound, which resulted in an increase in reported NIS revenues.

      Revenues from operations of the Arena increased to NIS 41.0 million ($9.2 million) compared to NIS 9.8 million in the corresponding period last year. The Arena was only partially opened at the end of June 2003.

      Revenues from hotel leasing increased to NIS 9.9 million ($2.2 million) compared to NIS 9.7 million in the corresponding period last year. This increase was primarily due to devaluation of the NIS against the British Pound, which was offset in part by a decrease in Elscint's percentage holding in the Bernard Shaw Hotel.

      Gross profit for the nine-month period ended September 30, 2004 was NIS
64.4 million ($14.4 million) compared to NIS 47.4 million in the corresponding period last year. This increase is attributable to improved efficiencies in the hotel segment, which was offset in part by the results of the Arena for the nine-month period.

      Operating loss for the nine-month period ended September 30, 2004, was NIS
10.8 million ($2.4 million) as compared to NIS 17.7 million in the corresponding period last year. This decrease is the net result of an increase in gross profit and a decrease in general and administrative expenses, which was offset in part by an increase in selling and marketing expenses attributable to the operations of the Arena and an increase in hotel depreciation, amortization and other operational expenses.

      Loss from continuing operations for the nine-month period ended September 30, 2004, was NIS 61.2 million ($13.7 million), or NIS 3.66 ($0.82) basic loss per share, compared to NIS 52.3 million, or NIS 3.14 basic loss per share, for the corresponding period last year. This increase is attributable mainly to: (i) an increase in other expenses, net, to NIS 5.7 million ($1.3 million), due to impairment of fixed assets, compared to other income, net, of NIS 5.5 million for the corresponding period, due to a gain from realization of monetary balances, and (iii) an increase in income taxes to NIS 2.8 million ($0.6 million), compared to tax benefit of NIS 3.1 million for the corresponding period last year.

      Net income from discontinuing operations for the nine-month period ended September 30, 2004 was NIS 5.4 million ($1.2 million), or NIS 0.32 ($0.07) basic earnings per share, compared to NIS 7.4 million or NIS 0.45 basic earnings per share, for the corresponding period last year. This income is mainly due to collection of accounts receivables that were previously written off.

      Loss for the nine-month period ended September 30, 2004 was NIS 55.8 million ($12.5 million), or NIS 3.34 ($0.75) basic loss per share, compared to NIS 44.9 million, or NIS 2.69 basic loss per share, for the corresponding period last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


For Further Information:
Company Contact                          Investor Contact
Marc Lavine                              Rachel Levine
Elscint Ltd.                             The Anne McBride Company
+972-3-608-6011                          +212-983-1702  x.207
Mlavine@elscint.net                      rlevine@annemcbride.com
                                         -----------------------


                             Financial Tables Follow

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS (1)


                                                                                                               Convenience
                                                                                                               translation
                                                                    September 30,             December 31,     September 30,
                                                           -------------------------------    ------------     ------------
                                                                2004             2003             2003             2004
                                                           -------------      ------------    ------------     ------------
                                                                    (Unaudited)                (Audited)       (Unaudited)
                                                           -------------------------------    ------------     ------------
                                                            Reported (2)     Adjusted (3)     Adjusted (3)        U.S.$
                                                           -------------     ------------     ------------
                                                                              NIS (thousands)                  (thousands)
                                                            -----------------------------------------------    ------------
 ASSETS

Current Assets
Cash and cash equivalents                                       37,213           99,681           98,460            8,303
Short-term investments and deposits                            165,640          161,072          164,571           36,957
Accounts receivable - trade, net                                19,706           17,227           17,419            4,396
Other accounts receivable and prepaid expenses                  23,473           44,369           30,432            5,237
Hotels inventories                                               2,725            2,349            2,865              608
                                                             ---------        ---------        ---------        ---------

                                                               248,757          324,698          313,747           55,501
                                                             ---------        ---------        ---------        ---------

Long-term Accounts and Investments
Investments, loans and long-term receivables, net               82,666           86,811           79,791           18,444
Investment in affiliated company                                20,085           25,816           24,340            4,481
                                                             ---------        ---------        ---------        ---------

                                                               102,751          112,627          104,131           22,925
                                                             ---------        ---------        ---------        ---------

Fixed Assets, Net                                            2,097,872        1,900,396        2,003,427          468,066
                                                             ---------        ---------        ---------        ---------

Other Assets, Net                                                7,057           15,382           10,916            1,575
                                                             ---------        ---------        ---------        ---------

Assets Related to Discontinuing Operations                      14,893           15,516           16,228            3,323
                                                             ---------        ---------        ---------        ---------
                                                             2,471,330        2,368,619        2,448,449          551,390
                                                             =========        =========        =========        =========


(1) Prepared in accordance with Israeli GAAP.

(2) See Note A below.

(3) NIS of December 2003.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS (1)


                                                                                                          Convenience
                                                                                                          translation
                                                                September 30,            December 31,     September 30,
                                                       -------------------------------   ------------     ------------
                                                            2004             2003            2003             2004
                                                       -------------      ------------   ------------     ------------
                                                                (Unaudited)               (Audited)       (Unaudited)
                                                       -------------------------------   ------------     ------------
                                                        Reported (2)     Adjusted (3)    Adjusted (3)        U.S.$
                                                       -------------     ------------    ------------
                                                                          NIS (thousands)                 (thousands)
                                                       -----------------------------------------------    ------------
 LIABILITIES AND
  SHAREHOLDERS' EQUITY

Current Liabilities
Short-term credits                                       427,766          738,833          407,599           95,441
Accounts payable - trade                                  49,242       (*) 28,541           56,749           10,987
Accrued liabilities                                       80,668       (*) 80,367           76,955           17,998
                                                       ---------        ---------        ---------        ---------
                                                         557,676          847,741          541,303          124,426
                                                       ---------        ---------        ---------        ---------

Long-term Liabilities
Long-term debts                                          908,032          448,453          850,002          202,595
Liability for employee severance benefits, net               488              889              468              109
                                                       ---------        ---------        ---------        ---------

                                                         908,520          449,342          850,470          202,704
                                                       ---------        ---------        ---------        ---------

Liabilities Related to Discontinuing Operations           77,772           90,045           82,217           17,352
                                                       ---------        ---------        ---------        ---------

Minority interest                                         29,752           28,911           28,261            6,638
                                                       ---------        ---------        ---------        ---------


Shareholders' Equity                                     897,610          952,580          946,198          200,270
                                                       ---------        ---------        ---------        ---------
                                                       2,471,330        2,368,619        2,448,449          551,390
                                                       =========        =========        =========        =========


(*) Reclassified.


(1) Prepared in accordance with Israeli GAAP.

(2) See Note A below.

(3) NIS of December 2003.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)


                                                                                                    Convenience    Convenience
                                                                                                    translation    translation
                                                                                                    Nine months    Three months
                                       Nine months ended        Three months ended     Year ended       ended          ended
                                          September 30,            September 30,       December 31,  September 30,  September 30,
                                     -----------------------  -----------------------  ------------ -------------  -------------
                                       2004          2003        2004         2003        2003          2004           2004
                                     -----------  ----------  -----------   ---------  ------------ -------------  -------------
                                            (Unaudited)              (Unaudited)        (Audited)            (Unaudited)
                                     -----------------------  -----------------------  ------------ -------------  -------------
                                     Reported(2)  Adjusted(3)  Reported(2)  Adjusted(3) Adjusted(3)             U.S.$
                                                         NIS (thousands)                                     (thousands)
                                     -------------------------------------------------------------- -----------------------------
Revenues
Operating and managing hotels           160,342     125,974      51,063      47,600     189,205        35,774          11,393
Commercial and entertainment
 center                                  41,010       9,811      17,963       8,924      20,106         9,150           4,008
Hotel leasing                             9,922       9,713       3,316       3,388      13,495         2,214             740
                                       --------    --------    --------    --------    --------      --------        --------
                                        211,274     145,498      72,342      59,912     222,806        47,138          16,141
                                       --------    --------    --------    --------    --------      --------        --------
Cost of revenues
Hotels operations and management         99,993      86,507      32,244      31,733     128,301        22,310           7,194
Commercial and entertainment
 center                                  44,494       9,207      19,249       7,926      21,975         9,927           4,295
Depreciation of leased hotel              2,417       2,399         781         808       3,510           539             174
                                       --------    --------    --------    --------    --------      --------        --------
                                        146,904      98,113      52,274      40,467     153,786        32,776          11,663
                                       --------    --------    --------    --------    --------      --------        --------

Gross profit                             64,370      47,385      20,068      19,445      69,020        14,362           4,478
Hotels' depreciation, amortization
 and other operation expenses            43,894      37,389      14,317      13,399      50,432         9,793           3,194
Initial expenses, net                       891       2,840         532       1,043       4,303           199             119
Selling and marketing                    10,721       2,187       3,009       2,014       8,948         2,392             671
General and administrative expenses      19,683      22,697       6,851       9,168      29,355         4,392           1,529
                                       --------    --------    --------    --------    --------      --------        --------
                                         75,189      65,113      24,709      25,624      93,038        16,776           5,513
                                       --------    --------    --------    --------    --------      --------        --------

Operating loss                          (10,819)    (17,728)     (4,641)     (6,179)    (24,018)       (2,414)         (1,035)
Finance expenses, net                   (36,064)    (37,478)    (12,297)     (1,275)    (41,262)       (8,046)         (2,744)
Other income (expenses), net             (5,652)      5,481      (3,422)      1,013     (16,176)       (1,261)           (763)
                                       --------    --------    --------    --------    --------      --------        --------

Loss before income taxes                (52,535)    (49,725)    (20,360)     (6,441)    (81,456)      (11,721)         (4,542)
Tax benefit (income taxes)               (2,771)      3,139        (353)      2,185       8,384          (619)            (79)
                                       --------    --------    --------    --------    --------      --------        --------

Loss after income taxes                 (55,306)    (46,586)    (20,713)     (4,256)    (73,072)      (12,340)         (4,621)
The Company's share in loss
 of affiliated company                   (4,858)     (5,718)     (2,086)       (224)     (7,019)       (1,084)           (465)
Minority interest in loss (gain)
 of a subsidiary                         (1,031)          1        (348)         41         746          (230)            (78)
                                       --------    --------    --------    --------    --------      --------        --------

Loss from continuing
 operations                             (61,195)    (52,303)    (23,147)     (4,439)    (79,345)      (13,654)         (5,164)
Net income (loss) from
 discontinuing  operations                5,372       7,398       3,994      (2,319)     12,972         1,199             891
                                       --------    --------    --------    --------    --------      --------        --------
Loss                                    (55,823)    (44,905)    (19,153)     (6,758)    (66,373)      (12,455)         (4,273)
                                       ========    ========    ========    ========    ========      ========        ========

(1)   Prepared in accordance with Israeli GAAP.
(2)   See Note A below.
(3)   NIS of December 2003

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)


                                                                                                    Convenience    Convenience
                                                                                                    translation    translation
                                                                                                    Nine months    Three months
                                       Nine months ended        Three months ended     Year ended       ended          ended
                                          September 30,            September 30,       December 31,  September 30,  September 30,
                                     -----------------------  -----------------------  ------------ -------------  -------------
                                       2004          2003        2004          2003        2003          2004          2004
                                     -----------  ----------  -----------   ---------  ------------ -------------  -------------
                                            (Unaudited)              (Unaudited)        (Audited)            (Unaudited)
                                     -----------------------  -----------------------  ------------ -------------  -------------
                                     Reported(2)  Adjusted(3)  Reported(2)  Adjusted(3) Adjusted(3)             U.S.$
                                                         NIS (thousands)                                     (thousands)
                                        ----------------------------------------------------------- -----------------------------
Basic earnings (loss)
  per ordinary share
 (NIS 0.05 par value) from:

Continuing operations                   (3.66)       (3.14)       (1.39)       (0.27)       (4.75)       (0.82)        (0.31)
Discontinuing operations                 0.32         0.45         0.24        (0.14)        0.78         0.07          0.05
                                    ---------    ---------    ---------    ---------    ---------    ---------     ---------
                                        (3.34)       (2.69)       (1.15)       (0.41)       (3.97)       (0.75)        (0.26)
                                    =========    =========    =========    =========    =========    =========     =========

Weighted average number of
  shares and share equivalents
  (in thousands)                       16,691       16,691       16,691       16,691       16,691       16,691        16,691
                                    =========    =========    =========    =========    =========    =========     =========


(1) Prepared in accordance with Israeli GAAP
(2) See Note A below
(3) NIS of December 2003


Note A - Translation to Nominal-Historical Financial Reporting

1. Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (hereafter - "NIS"), based upon changes in the consumer price index (hereafter - "the PCI"), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - "the Israeli Institute").

      With effect from January 1, 2004, the Company has adopted the provisions of Standard No. 12 - "Discontinuance of Adjusting Financial Statements for Inflation" - of the Israel Accounting Standard Boards and, pursuant thereto, the Company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of inflation. The adjusted amounts of non-monetary items, as above, presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), are used as the opening balances for the nominal-historical financial reporting in the following periods.

2. The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI for December 2003 (the CPI in effect at the transition date).

3. (i) Non-monetary items have been adjusted according to the changes in the CPI from the date of acquisition or accrual (as the case may be) to December 2003, and from then (or from the date of acquisition/accrual, whichever is later) and up to the balance sheet date - without any further adjustment (in nominal values). Monetary items are presented in the balance sheet at their nominal values.

      (ii) Income and expenses, other than those deriving from non-monetary items, have been included at their nominal values. Income and expenses deriving from non-monetary items have been included on a consistent basis with the principles applied in the adjustment of the corresponding balance sheet items.